UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 4, 2021 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the fourth quarter 2021 results, which were published on March 3, 2021. The following items were discussed by executive management as part of the conference call:

We are the first lithium mining company in the world to join the Initiative for Responsible Mining Assurance, IRMA. For years, we have built a sustainable operation in an effort to protect the environment, our neighboring communities and contribute to sustainable industries. This is part of our commitment to a high level of transparency seeking public reportability of the objectives we have established related to environmental matters, sustainable operations and social responsibility. It is also linked to the role we play in the value chain of strategic industries for human development, including the electric and sustainable mobility markets, renewable energy and sustainable farming. I have said this before, and I will reiterate it again, our dedication to the goals of our Sustainable Development Plan is paramount and we look forward to sharing continued advancements related to it in the future.

Looking back at 2020, there are a lot of positive things to mention, starting with our lithium carbonate production which surpassed 70,000 metric tons in the year, exceeding our objectives for the year related to volumes, costs, and quality of the products that we have been producing and selling, allowing us to increase our market share and expand our customer base. As a result of this, our sales volumes in 2020 were over 43% higher than sales volumes reported last year, reaching a company record. Additionally, in the fourth quarter our sales volumes reached almost 26,000 metric tons, over 134% higher than sales volumes reported during the same period last year. This was part of our plan and continues to be part of our strategy going forward. As I said last night, this is a clear sign that we are prepared to continue to grow rapidly and support the strong demand growth in the lithium industry.

Our new lithium carbonate expansion is moving forward as scheduled and we expect to reach 120,000 metric tons by the end of this year and 180,000 metric tons at the end of 2023. We will begin studies to better understand the possibility to increase lithium carbonate. capacity in Chile to 200-220,000 metric tons potentially in the future. Additionally, we will study the possibility to increase lithium hydroxide from 30,000 metric tons to 60,000 metric tons and then to potentially to 90,000 metric tons in the long-term. In addition to Chile, the investment for the Mount Holland lithium project was approved last month. The updated feasibility study confirms an expected initial production capacity of 50,000 metric tons of battery grade lithium hydroxide with first production coming online during the second half of 2024 if all necessary permits are received as anticipated. We believe there could be a second stage of this project, we will continue to study options where the project could double. We believe we are one of the lowest-cost producers of lithium and anticipate this project will also be competitively positioned on the cost-curve.

While lithium is an exciting market and offers many growth prospects, I would be remiss if I did not mention the other opportunities that we were able to take advantage of during 2020. In the industrial chemical business line, which represented about 9% of the gross profit of the company last year, mostly related to sales volumes of more than 160,000 metric tons of solar salts, of which over 66,000 metric tons were delivered during the fourth quarter. In 2021, we expect to deliver close to 200,000 metric tons of solar salts, and we believe that we are prepared to satisfy the market needs with annual volumes of over 200,000 metric tons of solar salts going forward. We also believe that potassium chloride sales volumes could increase approximately 10% in 2021 compared to 2020.

Many of you have noted, rightfully so, that the iodine market was impacted by the global pandemic in 2020. We believe that the total market demand decreased approximately 9%. However, we are optimistic that we could see significant market recovery during 2021 as the impact of the pandemic fades away, mostly led by the x-ray contrast media, LCD and pharmaceutical market. We hope to increase market share during the year and we are confident that demand growth going forward will require new capacity like the one we announced last December.

Again, while there is a lot of positive news to share about 2020, it was a tough year met with various challenges, most of which we were able to overcome as a result of the effort and dedication of our team, collaborators and neighboring communities. The well-being of everyone will remain our priority, and I want to thank each and every person for the accomplishments and the results we were able to achieve in 2020.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 4, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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